SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

06014445

RECEIVED
2006 JUN 15 P 1:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

24 May 2006

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the Financial Results Announcement dated 23 May 2006, Re: Third Quarterly Report for the financial period ended 31 March 2006 for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
JUN 16 2006
THOMSON
FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 6/6

Form Version 2.0

Financial Results

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 23/05/2006 05:56:18 PM
Reference No SC-060523-69105

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended**	:	**31/03/2006**
*** Quarter**	:	○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other
*** Financial Year End**	:	**30/06/2006**
*** The figures**	:	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

Sil3qtr06.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2006**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2006	31/03/2005	31/03/2006	31/03/2005
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

23 MAY 2006

1	Revenue	127,423	115,259	381,324	325,106
2	Profit/(loss) before tax	18,796	1,908	1,217	-10,519
3	Profit/(loss) after tax and minority interest	19,719	6,254	5,031	-6,592
4	Net profit/(loss) for the period	19,719	6,254	5,031	-6,592
5	Basic earnings/(loss) per share (sen)	5.82	1.85	1.49	-1.95
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	0.4700	0.4700

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 31/03/2006 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/03/2005 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 31/03/2006 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/03/2005 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	27,872	25,664	30,573	24,837
2	Gross interest income	1,400	1,305	6,211	3,948
3	Gross interest expense	7,816	7,272	23,791	22,286

Remarks :

Note: The above information is for the Exchange internal use only.

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

23 MAY 2006

SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Interim Report for the

Third Quarter Ended

31 March 2006

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2006
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/3/2006 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2005 RM'000	CURRENT YEAR TO DATE 31/3/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2005 RM'000
Revenue		127,423	115,259	381,324	325,106
Operating expenses		(127,322)	(113,886)	(383,333)	(330,130)
Other operating income		27,771	24,291	32,582	29,861
Profit from operations		27,872	25,664	30,573	24,837
Finance costs		(7,816)	(7,272)	(23,791)	(22,286)
Share in results of associated companies		(1,260)	(16,484)	(5,565)	(13,070)
Profit/(Loss) before taxation		18,796	1,908	1,217	(10,519)
Taxation	17	258	(35)	841	(159)
Profit/(Loss) after taxation		19,054	1,873	2,058	(10,678)
Minority interests		665	4,381	2,973	4,086
Net profit/(loss) for the period		19,719	6,254	5,031	(6,592)
Earnings/(Loss) per share (sen) :	25				
- Basic		5.82	1.85	1.49	(1.95)
- Fully diluted		5.82	1.85	1.49	(1.95)

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2005)

SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2006

The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT END OF CURRENT QUARTER 31/3/2006 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2005 RM'000
Property, plant and equipment		326,868	326,990
Associated companies		246,017	252,043
Investments		98,510	122,464
Deferred tax assets		22,993	22,993
Deferred expenditure		537	852
Goodwill on consolidation		11,859	12,409
Current assets			
- Inventories		102,288	99,197
- Investments		27,203	3,608
- Trade and other receivables		119,093	137,334
- Short term deposits with financial institutions		15,235	11,770
- Cash and bank balances		33,004	26,042
		296,823	277,951
Current liabilities			
- Trade and other payables		102,425	88,138
- Short term borrowings	21	137,044	137,913
- AMB Bonds and SPV Debts	21	118,772	87,538
- Provisions		11,164	6,125
- Tax liabilities		132	283
		369,537	319,997
Net current liabilities		(72,714)	(42,046)
		634,070	695,705
Financed by:			
Share capital		338,535	338,535
Reserves		(179,989)	(178,619)
Shareholders' funds		158,546	159,916
Minority interests		80,606	83,603
Redeemable cumulative convertible preference shares	21	32,237	32,237
AMB Bonds and SPV Debts	21	362,156	419,188
Deferred liabilities		148	384
Deferred taxation		377	377
		634,070	695,705
Net assets per share attributable to ordinary equity holders of the parent (RM)		0.47	0.47
Net tangible assets per share (RM)		0.43	0.43

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2005)

Interim report for the third quarter ended 31 March 2006
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Translation Reserves RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2005	338,535	81,525	60,497	45,883	(366,524)	159,916
Translation loss on net equity of foreign subsidiary companies	-	-	(3,904)	-	-	(3,904)
Share in post-acquisition reserves of associated companies	-	-	62	(1,384)	-	(1,322)
Net loss not recognised in consolidated income statement	-	-	(3,842)	(1,384)	-	(5,226)
Transferred to capital reserve	-	-	-	5	(5)	-
Net profit for the financial period	-	-	-	-	5,031	5,031
Amortisation of negative goodwill	-	-	-	(1,175)	-	(1,175)
Balance at 31 March 2006	338,535	81,525	56,655	43,329	(361,498)	158,546
Balance at 1 July 2004	338,535	81,525	51,181	47,267	(354,026)	164,482
Translation loss on net equity of foreign subsidiary companies	-	-	(2,831)	-	-	(2,831)
Net loss not recognised in consolidated income statement	-	-	(2,831)	-	-	(2,831)
Realisation of reserve on disposal of a subsidiary company	-	-	(132)	37	-	(95)
Transferred to capital reserve	-	-	-	136	(136)	-
Net loss for the financial period	-	-	-	-	(6,592)	(6,592)
Amortisation of negative goodwill	-	-	-	(1,170)	-	(1,170)
Balance at 31 March 2005	338,535	81,525	48,218	46,270	(360,754)	153,794

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2005)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 31/3/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2005 RM'000
OPERATING ACTIVITIES		
Profit/(Loss) before tax	1,217	(10,519)
Adjustments for:		
Non-cash items	(5,138)	7,857
Non-operating items	17,586	18,609
Operating profit before changes in working capital	13,665	15,947
Changes in working capital		
Net change in current assets	5,573	(31,574)
Net change in current liabilities	16,094	23,436
Others	(1,070)	(2,203)
	34,262	5,606
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(14,596)	(20,158)
Others	24,984	1,215
	10,388	(18,943)
FINANCING ACTIVITIES		
Bank borrowings	(37,980)	(15,408)
Short term deposits earmarked for bonds redemption	2,034	1,684
Others	(102)	11,768
	(36,048)	(1,956)
Net change in cash and cash equivalents	8,602	(15,293)
Effects of exchange rate changes	17	(1)
Cash and cash equivalents at beginning of the year	17,911	25,531
Cash and cash equivalents at end of the period	26,530	10,237

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2005)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Financial Reporting Standards ("FRS") (formerly known as Malaysian Accounting Standards Board) 134, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2005.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2005 except for the adoption of new FRS standards.

The adoption of the new FRS standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification on auditors' report

There were no audit qualifications on the financial statements of the Group for the financial year ended 30 June 2005. However, the auditors drew attention to the financial position of the Group concerning the portion of AMB Bonds and SPV Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

3. Seasonality or cyclicality

The operations of the Group are not subject to material seasonal or cyclical effect during the current quarter and financial year-to-date.

4. Unusual items

There were no unusual items affecting assets, liabilities, equity, net income or cash flows for the current quarter and financial year-to-date.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior financial years.

6. Debt and equity securities

The Group has redeemed RM4.1 million AMB Bonds and repaid USD3.1 million (equivalent to RM11.4 million) SPV Debts during the quarter. For the financial year-to-date, the Group has redeemed RM5.5 million AMB Bonds and repaid USD7.8 million (equivalent to RM28.8 million) SPV Debts.

Other than the above, there was no other issuance, cancellation, repurchase, resale and repayment of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

There was no dividend paid during the current quarter and financial year-to-date.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	Motor RM'000	Tyre RM'000	Investment & Others RM'000	Group RM'000
Total revenue	141,895	239,113	734	381,742
Inter-segment revenue	-	(418)	-	(418)
External revenue	141,895	238,695	734	381,324
Profit/(Loss) from operations	(3,108)	2,913	30,768	30,573
Finance costs				(23,791)
Share in results of associated companies				(5,565)
Profit before taxation				1,217

9. Valuation of property, plant and equipment

The Group did not carry out any valuation on its property, plant and equipment.

10. Material events subsequent to the balance sheet date

There were no material events subsequent to the end of the interim report period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group in the current quarter and financial year-to-date.

12. Changes in contingent liabilities or contingent assets

There were no material changes in the contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

Group revenue for the nine months ended 31 March 2006 was substantially higher at RM381.3 million due mainly to higher sales achieved by the local tyre manufacturing division.

Profit from operations rose to RM30.6 million from RM24.8 million on account of dividend received from its investment in Lion Asiapac Limited and also foreign exchange gain recognised on its US dollar borrowings.

14. Comparison with the preceding quarter's results

	Current Year Quarter 31/03/2006 RM'000	Immediate Preceding Quarter 31/12/2005 RM'000
Revenue	127,423	127,150
Net profit/(loss) for the period :-		
- Holding and subsidiary companies	20,713	(9,526)
- Associated companies	(994)	(1,782)
	19,719	(11,308)

For the quarter under review, the Group recorded a net profit of RM19.7 million due mainly to the recognition of the dividend income and foreign exchange gain mentioned in Note 13. Better performance by our local tyre manufacturing division had also contributed to the Group's profit.

15. Prospects

Both our local tyre manufacturing and automotive businesses are expected to continue to operate under tougher environment amidst escalating raw material prices and stiff competition. Barring unforeseen circumstances, the Board expects the Group's operational performance to remain challenging in the next quarter.

16. Profit forecast / profit guarantee

Not applicable as no profit forecast was issued.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2006 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2005 RM'000	CURRENT YEAR TO DATE 31/3/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2005 RM'000
Income tax - current	10	38	28	156
Over provision in prior years	(2)	(3)	(24)	(3)
Share in taxation of associated companies	(266)	-	(845)	6
	(258)	35	(841)	159

The effective tax rates of the Group for the quarter and the year-to-date were lower than the statutory tax rate principally due to certain income which is not taxable.

18. Unquoted investments and/or properties

There were no sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

a. There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

b. The Group's investments in quoted securities as at the end of the reporting period are as follows:

	RM'000
At costs	39,797
At net book value	22,606
At market value	7,295

20. Status of corporate proposals

Date of Announcement	Subject	Status
(i) 25.11.2004 25.1.2005 29.4.2005 25.5.2005 19.9.2005 18.10.2005 24.11.2005 9.2.2006 27.2.2006	Proposed disposal of approximately 36.68% equity interest in Lion Asiapac Limited ("LAP") by AMB Venture Sdn Bhd, a wholly-owned subsidiary of Silverstone Corporation Berhad ("SCB"), comprising 148,750,644 ordinary shares of SGD0.10 each together with 148,750,644 detachable LAP warrants to LCB Venture Pte Ltd, a wholly-owned subsidiary of Lion Corporation Berhad ("LCB"), for a total consideration of SGD32,725,142 (approximately RM75,595,078), to be satisfied by the issuance of 57,706,166 new ordinary shares of RM1.00 each in LCB to SCB at an issue price of RM1.31 per share.	Pending approvals of : (i) Securities Commission; (ii) Bank Negara Malaysia; (iii) Bursa Malaysia Securities Berhad; (iv) Shareholders of SCB, LCB and LFIB; (v) Lenders of SCB and LFIB; (vi) Holders of LCB's bonds and consolidated and rescheduled debts; (vii) Foreign Investment Committee; (viii) Ministry of International Trade and Industry; (ix) Securities Industry Council of Singapore; and (x) any other relevant authorities, if required.
(ii) 31.1.2005 2.2.2005 19.4.2005 29.4.2005 29.7.2005 10.8.2005 19.9.2005 18.10.2005 27.1.2006 9.2.2006	(a) Proposed disposal of 100% equity interest in Silverstone Berhad ("SB") comprising 203,877,500 ordinary shares of RM1.00 each to Quay Class Ltd ("QCL"), a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB"), including the assumption by QCL of the net inter-company balances due by SCB Group to SB as at the completion date for a total consideration of RM225 million to be satisfied by the issuance of 26.5 million new ordinary shares of RM1.00 each in LFIB to SCB at an issue price of RM2.74 per share ("LFIB Consideration Shares") and the balance of RM152,390,000 by way of deferred cash payment. (b) Proposed restricted offer for sale of the LFIB Consideration Shares to the minority shareholders of the Company and/or placement to the members of the public.	Rejected by SC on 16 September 2005. The Company had on 14 October 2005 submitted an appeal to the SC. The SC had on 7 February 2006 rejected the appeal. Consequent thereto, the proposed disposal of LAP was terminated on 24 February 2006.

21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at the end of the reporting period are as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Borrowings:			
Secured	72,771	-	72,771
Unsecured	64,273	32,237	96,510
	137,044	32,237	169,281
Bonds and Debts:			
- AMB Bonds	31,465	94,612	126,077
- SPV Debts	87,307	267,544	354,851
	118,772	362,156	480,928
Total	255,816	394,393	650,209

21. Group's borrowings and debt securities (continued)

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign Currency '000	RM'000
Borrowings:		
- Ringgit Malaysia	-	99,741
- US Dollar	8,010	29,489
- Rmb	87,200	40,051
		169,281
Bonds and Debts		
- Ringgit Malaysia	-	126,077
- US Dollar	96,362	354,851
		480,928

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk as at the date of this report.

23. Changes in material litigation

The Group does not have any material litigation, which in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

24. Dividend

The Board does not recommend any dividend for the current quarter and financial year-to-date.

25. Earnings/(Loss) per share

Basic

Earnings/(Loss) per share is calculated by dividing the Group's net earnings/(loss) for the period by the number of shares in issue of 338.54 million.

Fully diluted

There is no dilution for the earnings/(loss) per share for the period as the fully diluted earnings/(loss) per share remains the same as the basic earnings/(loss) per share.

26. Status of conditions imposed by the Securities Commission ("SC")

The SC has imposed certain conditions in its approval of the Group Wide Restructuring Scheme which included the requirements to disclose the following:

(a) Status of the turnaround exercise for loss-making operations; and

(b) Status of the proposed divestment programme.

Please refer to Appendix I to II for details of the above.

Appendix I

Status of the turnaround exercise for loss-making operations

The steps taken to turnaround the loss-making operations include, amongst others, the following:

(i) Strengthening of key management personnel in respect of operational improvement;

(ii) Implementation of stricter control mechanism to monitor operational cost efficiencies;

(iii) Enhancing overall productivity efficiencies by restructuring the operational procedures through adoption of better industry practices; and

(iv) Close monitoring of the progress of the loss-making companies, including regular review of the performance of the companies concerned, assessment of the effectiveness of the operations and management restructuring exercises and remedial actions required.

	Steps taken or to be taken	Status and progress
(a)	Associated companies **Nanjing Jincheng Machinery Co Ltd**	
(i)	Appointment of new key management staff including General Manager and reorganisation of the sales and marketing network tasks to meet stringent performance target.	(i) Implemented
(ii)	Introduction of new practices and procedures on sourcing of component parts to reduce cost of purchases.	(ii) Implemented
(iii)	Maximisation of efficiency of existing production capabilities and divestment of idle assets.	(iii) On-going
	Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd ("SAM Group")	
	With the disposal of 51% equity interest in both companies to Suzuki Motor Corporation, Japan ("SMC"), the Directors expect the SAM Group to be designated as one of the regional production bases for "Suzuki" motorcycles for the ASEAN market. The strategic alliance with SMC will enable the SAM Group to tap on their marketing and technical expertise. A corporate restructuring of the the Suzuki motorcycle business in Malaysia has been undertaken where: (a) the Company had on 7 September 2005 completed the disposal of its balance 49% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") to Suzuki Assemblers Malaysia Sdn Bhd ("SAM"). Thereafter, the Company has an indirect interest in LSM via the Company's 49% equity interest in SAM; and (b) the Company had on 27 February 2006 entered into the following agreements in respect of the proposed merger of the Suzuki business ("Proposed Merger"): (i) a Joint Venture Agreement with SMC and Hicom Holdings Berhad for participation of 20% equity interest in a joint-venture company, the Suzuki Motorcycle Malaysia Sdn Bhd ("SMM") ("JV"); and (ii) a Share Sale Agreement for the disposal of its balance 49% equity interest in SAM to SMM ("Disposal"). Consequent upon the JV and the Disposal, the Company shall have an interest in both LSM and SAM via the Company's 20% equity interest in SMM. The Proposed Merger is still pending approvals from the relevant authorities.	On-going
(b)	Similar steps are also being applied to other loss-making subsidiary and associated companies with the view to turning them around.	On-going

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Status of Proposed Divestment Programme ("PDP")

(i) Status of the assets to be divested

Stages of the Assets to be Divested	PDP (Per GWRS)	Concluded divestment			Divestment proceeds				
		Up to December 2005	In current quarter	Current year-to-date	Received up to December 2005	Current Year (Jan - Dec 2006)			
						Actual received in		Projected to Dec 2006	Projected full year
						Current Qtr	Current YTD		
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By 31 December 2002									
Non-listed shares in automotive industry companies	54.7	54.7	-	-	-	-	-	-	-
By 31 December 2003									
Non-listed shares in automotive industry companies	83.8	-	-	-	-	-	-	-	-
By 31 December 2004									
Wuhan Fortune Motor Co Ltd (refer to (ii) (1))	42.7	43.5	-	-	31.3	-	-	6.1	6.1
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	17.3	7.8	-	-	7.8	-	-	-	-
Non-listed shares in automotive industry companies	13.4	-	-	-	-	-	-	-	-
	73.4								
By 31 December 2005									
Dong Feng Lion Tyre Co Ltd (refer to (ii) (3))	75.6	-	-	-	23.0	-	-	-	-
By 31 December 2006									
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	11.5	7.8	-	-	7.8	-	-	-	-
Non-listed shares in automotive industry companies	83.2	-	-	-	-	-	-	-	-
	94.7								
Total	382.2	113.8	-	-	69.9	-	-	6.1	6.1

Status of Proposed Divestment Programme ("PDP") (continued)

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received

The details of the assets divested are as follows:

Description of assets/businesses	Status: Received	Status: Outstanding	Utilisation	
	RM' million	RM'million		RM'million
(1) Disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring Group Co ("Tri-Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and	31.29	12.17	Repayment of borrowings	43.01
			Estimated expenses	0.45
			Gross proceeds	43.46
	The outstanding balance will be paid in the following manner:		RM30.17 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts whilst the balance of RM1.12 million is pending repatriation from China.	
Settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) and waiver of interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).	Before 15 August 2006	6.08		
	Before 15 August 2007	6.09		
		12.17		
The disposal was completed on 24 April 2003.				

Status of Proposed Divestment Programme ("PDP") (continued)

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received (continued)

The details of the assets divested are as follows:

Description of assets/businesses	Status: Received	Status: Outstanding	Proposed Utilisation	
	RM' million	RM'million		RM'million
(2) Disposal by Chrome Marketing Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Jiangxi Fuqi Motor Co Ltd to Kau Hua Int'l Investment Co Ltd for a cash consideration of Rmb34.0 million (equivalent to approximately RM15.59 million). *The disposal was completed on 6 April 2004.*	15.59	-	Repayment of borrowings Estimated expenses RM5.94 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts. The balance of RM9.65 million which is pending repatriation from China has been earmarked for the redemption/repayment of the AMB Bonds and the SPV Debts.	15.56 0.03 15.59
(3) Disposal of 55% equity interest in Dong Feng Lion Tyre Co Ltd ("Dong Feng") by Lion Rubber Industries Pte Ltd ("Lion Rubber") to Dong Feng Tyre Group Co Ltd for a total cash consideration of Rmb1.00 (approximately RM0.46) ("Proposed 55% Disposal"). Settlement of inter-company balances due to Lion Rubber by Dong Feng for a total cash consideration of Rmb 50 million. The disposal was completed on 2 March 2005.	22.96	-	Repayment of borrowings Estimated expenses Gross proceeds RM22.65 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts.	22.65 0.31 22.96

(iii) Plans to overcome any projected shortfall

The Group is actively looking for potential buyers for its assets/companies identified for divestment under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the AMB Bonds/SPV Debts.